Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.220.8412 F: +1 202.637.3593 ericsimanek@ eversheds-sutherland.com

February 14, 2025

Via EDGAR

Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Strategic Trust

File Nos.: 333-258490, 811-27323

Dear Ms. Lithotomos:

On behalf of Strategic Trust (the “Trust” or the “Registrant”) and its series, Daily Delta N100 Downside Option Strategy ETF, Daily Delta N100 Upside Option Strategy ETF, Daily Delta R2000 Downside Option Strategy ETF, Daily Delta R2000 Upside Option Strategy ETF, Daily Delta S500 Downside Option Strategy ETF and Daily Delta S500 Upside Option Strategy ETF (each and “Fund” and, together, the “Funds”), set forth below are the Registrant’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on February 13, 2025 regarding the Registrant’s Post-Effective Amendment No. 25 to the Registrant’s registration statement on Form N-1A (the “Amendment”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	With respect to each Fund, please adopt an 80% investment policy referencing the Fund’s respective index or explain why such a policy is not required

Response: Each Fund has adopted an 80% investment policy referencing its index.

2.	Please confirm supplementally whether footnote 1 to each Fund’s fee table discusses a unitary fee or a fee waiver. Please provide supplementally the document memorializing the arrangement.

Response: The Registrant notes that the footnote reflects a unitary fee arrangement. The Funds’ investment advisory agreement memorializing the unitary fee will be provided under separate cover.

3.	We note that each Fund’s principal investment strategies discuss the establishment of new options positions on a daily basis, while also disclosing that the Fund may invest in options positions that expire in a week or less. Please reconcile the disclosures.

Response: The Amendment has been revised to clarify that the Funds expect to invest primarily in options contracts with daily expiry, while they also have the ability to invest in longer dated options contracts, as market conditions dictate.

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February 14, 2025 Page 2

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 220-8412.

Sincerely,

/s/ Eric Simanek
Eric Simanek